SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 16, 2006
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑                      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on February 16, 2006.

Amsterdam • 16 February 2006
Changes Executive Board ING Group
•	Fred Hubbell and Hans Verkoren have elected to retire from the ING Group Executive Board as of the Annual General Meeting of Shareholders on 25 April 2006.
•	As earlier announced Alexander Rinnooy Kan will step down from the Executive Board as of the Annual General Meeting of Shareholders on 25 April 2006 following his appointment as Chairman of the Social and Economic Council of the Netherlands (SER).
•	The Supervisory Board of ING Group intends to propose to the Annual General Meeting of Shareholders on 25 April 2006 to appoint Dick Harryvan, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy as members of the Executive Board of ING Group.
Fred Hubbell (54) has elected to retire from the Executive Board of ING Group to return to the US, after working outside his native country for more than seven years. Fred Hubbell was appointed as a member of the Executive Board of ING Group on 2 May 2000, where he is responsible for the insurance activities in the Americas and the Netherlands, as well as ING Investment Management in the Americas and Europe. Until 1997 Fred Hubbell was CEO and President of the US life insurance company Equitable of Iowa, which was acquired by ING in 1997. Tom McInerney (49) will be proposed by the Supervisory Board to take over Fred Hubbell’s responsibilities for Insurance Americas and ING Investment Management in the Americas. Tom will combine his new role with his current position as Chief Executive Officer of ING US Financial Services. Tom McInerney has the US nationality.
Hans Verkoren (59) has elected to retire from the Executive Board of ING Group. He was appointed as a member of the Executive Board of ING Group on 27 April 2004, where he is responsible for all ING Direct activities worldwide, as well as ING Card. Hans Verkoren became Executive Board member of Postbank NV in 1987. From 1995 he was responsible for rolling out ING Direct, ING’s successful internet and telephone bank. Dick Harryvan (52) will be proposed by the Supervisory Board to succeed Hans Verkoren. Dick is currently Chief Financial Officer and Chief Risk Officer of ING Direct and member of the Board of ING Direct. His successor will be named shortly. Dick Harryvan has the Dutch nationality.
As already announced on 4 November 2005, Alexander Rinnooy Kan (56) will step down from the Executive Board as of the Annual General Meeting of Shareholders on 25 April 2006 to become Chairman of the Social and Economic Council of the Netherlands (SER).
Hans van der Noordaa (44) will be proposed by the Supervisory Board to take over Alexander Rinnooy Kan’s responsibilities for Insurance Asia/Pacific and ING Investment Management Asia/Pacific. Hans is currently Chief Executive Officer of ING Retail Netherlands, responsible for Postbank, ING Bank and RVS Insurance. His successor will be named shortly.

Hans van der Noordaa has the Dutch nationality. Alexander Rinnooy Kan’s responsibilities for Real Estate will be transferred to Eric Boyer who is the Executive Board member responsible for Wholesale Banking.
Jacques de Vaucleroy (45) will be proposed by the Supervisory Board to take over responsibility for Insurance Europe, including Alexander Rinnooy Kan’s responsibilities for ING’s insurance activities in Central Europe and Fred Hubbell’s responsibilities for the insurance activities in the Netherlands and ING Investment Management in Europe. Jacques is currently Group President, ING Retail at ING US Financial Services. His successor will be named shortly. Jacques de Vaucleroy has the Belgian nationality.
Cor Herkströter, Chairman of the Supervisory Board of ING Group, said: “On behalf of the Supervisory Board I would like to express my sincere gratitude and appreciation for the valuable contribution Fred Hubbell, Alexander Rinnooy Kan and Hans Verkoren made to ING Group. Fred Hubbell was instrumental in building ING’s stronghold in the US market, Alexander Rinnooy Kan has built ING’s presence in important emerging markets and contributed to the outstanding track record of ING Real Estate and Hans Verkoren was the driving force behind developing ING Direct into a very successful and growing business line. With their energetic capacity, dedication to ING and their excellent knowledge of the business they contributed to the strong market position ING has worldwide.”
Michel Tilmant, Chairman of the Executive Board of ING Group, said: “It was a privilege for me to work in the Executive Board of ING Group with such highly skilled colleagues as Fred Hubbell, Alexander Rinnooy Kan and Hans Verkoren. The Executive Board, in its current composition has accomplished a significant change of the company over the last two years.
I would like to thank Fred, Alexander and Hans for their teamwork and strong personal contributions, and I am happy that we were able to prepare for the future with them. The new board members – Dick, Hans, Jacques and Tom – all come with strong experience within ING, proven track records and performance-driven management styles. I am fully confident that the new team has the capability and enthusiasm to lead ING to a successful future”

Press enquiries: ING Group
Peter Jong, +31 20 541 5457, peter.jong@ing.com
Dick Harryvan has been Chief Financial Officer, Chief Risk Officer and member of the Global Management Team of ING Direct since 2005. In 1998, he was appointed General Manager of ING Direct. Between 1993 and 1997, he held several management positions with ING’s international retail banking activities. Between 1989 and 1993, he was Manager of the International Division with Nationale-Nederlanden in the Netherlands. Between 1980 and 1989 he worked at Nationale-Nederlanden’s subsidiaries Peerless (United States) and Halifax (Canada). He started his career with Nationale-Nederlanden in 1979. Dick Harryvan (1953) has the Dutch nationality and earned a Masters in Business Administration from Erasmus University in Rotterdam.
Tom McInerney has been CEO of ING’s insurance activities in the United States (US Financial Services) since 2002. In 2005 he added responsibility for ING Mexico. After the acquisition of Aetna Financial Services by ING in 2000, he was appointed Head of US Worksite Business of US Financial Services. He began his career in 1978 as an insurance analyst with Aetna and went on to hold various positions at the company, including assistant vice president of Investments, Head of Pensions

Operations, Head of Corporate Strategy, Head of National Accounts, Core Sales & Marketing, and Head of Financial Services. Tom McInerney (1956) has the US nationality and earned his bachelor’s degree from Colgate University (Hamilton, New York) and his Masters of Business Administration from The Tuck School of Business at Dartmouth College (Hanover, New Hampshire).
Hans van der Noordaa has been CEO of the Retail Division of ING Netherlands since 2004, a position that made him responsible for Postbank, ING Bank and RVS Insurance. In 2002, he became General Manager Corporate Communications & Strategy of ING Group. In 2000, he was appointed General Manager of Postbank, responsible for marketing. He began his career with NMB Bank in 1985 and went on to hold various management positions in the branch network, payments and international cash management. Hans van der Noordaa (1961) has the Dutch nationality and earned a Masters in Public Administration from the University of Twente, the Netherlands.
Jacques de Vaucleroy has been Group President, ING Retail at US Financial Services since January 2004. Between 2002 and 2004, he was Head of Distribution of US Financial Services. In 2001, he was appointed Head of Retail Financial Services for ING South West Europe. He became member of the Executive Committee of Bank Brussels Lambert (BBL) in 2000. He started his career with BBL in 1986, where he held various positions, including Head of Investment Banking, Head of Private Banking and Head of Retail Banking. Jacques de Vaucleroy (1961) has the Belgian nationality and graduated from the Catholic University of Louvain with a degree in Law. He also earned a Masters in Business Law from the Vrije Universiteit of Brussels.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ING Groep N.V.
(Registrant)
By: /s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance
By: /s/ C. Blokbergen
C.Blokbergen
Corporate Legal, Compliance & Security Department
Head Legal Department
Dated: February 16, 2006